3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

June 11, 2013

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Mara L. Ransom, Assistant Director

Re:	Five Below, Inc. Registration Statement on Form S-1 Filed May 14, 2013 Commission File No. 333-188578

Ladies and Gentleman:

On behalf of Five Below, Inc. (the “Company”), in connection with the Company’s Registration Statement No. 333-188578 on Form S-1 (the “Registration Statement”) for the proposed secondary public offering of its common stock (the “Offering”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 10, 2013 (the “Comment Letter”). For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto.

General

1.	We note your disclosure on page 122 that Solebury Capital, LLC will provide you with “certain financial consulting services (which do not include underwriting services)” and will earn a fee from you upon the successful completion of the offering. Please revise to describe in more detail the services Solebury Capital, LLC will provide. Please also tell us the basis for your conclusion that Solebury is not an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933. Please note that if you determine that Solebury is a statutory underwriter then you must identify Solebury as such on your cover page and in your plan of distribution. Please refer to Items 501(b)(8) and 508 of Regulation S-K.

The Company will revise and expand its disclosure on page 122 in its next amended registration statement to include the language below in response to the Staff’s comment.

Securities and Exchange Commission

June 11, 2013

We have engaged Solebury Capital LLC, or Solebury, a FINRA member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. We agreed to pay Solebury, only upon successful completion of this offering, a fee of $200,000, plus an incentive fee of up to $25,000 payable at the sole discretion of Five Below, Inc. Pursuant to the terms of the engagement, we have agreed to indemnify Solebury, subject to certain conditions. Solebury’s services include advice with respect to selection of underwriters for this offering, deal structuring, fee and economics recommendations, distribution strategy recommendations and preparation of presentation materials. Solebury is not acting as an underwriter and has no contact with any ~~public or institutional~~ investors pursuant to this engagement. In addition, Solebury will not underwrite or purchase any of our common stock in this offering or otherwise participate in any such undertaking.

In response to the Staff’s comment, the Company respectfully advises the Staff that Solebury is not an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). Section 2(a)(11) defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such underwriting…”

In its role as a financial advisor to the Company, Solebury will neither (a) purchase any securities from the Company in the Offering with a view to distribute such securities as an underwriter nor (b) offer or sell any securities for the Company in the Offering in connection with the distribution of such securities. In fact, Solebury is not purchasing, offering or selling securities at all and is not participating in the purchase, offer or sale of securities.

Furthermore, Solebury will not “participate,” as such term is used in Section 2(a)(11) of the Securities Act, in the distribution of the Company’s securities in the Offering by virtue of its advisory services to the Company relating to the identification of underwriters or otherwise. As a preliminary matter, we note that Solebury will be in privity of contract with only the Company (and not the underwriters or purchasers of securities) and only with respect to the services described above. Only the Company (and not Solebury) will enter into agreements with the underwriters in connection with the Offering of the Company’s securities. Nor is Solebury “participating” in the underwriting in the sense of assuming any of the underwriting risk in the Offering; rather, it is simply receiving a fee in exchange for its advice to the Company. In light of the foregoing, we do not view Solebury’s advisory role to the Company as being engaged in the performance of any substantial functions in the organization or management of the distribution such that it would be considered an “underwriter” under Section 2(a)(11) of the Securities Act.

Securities and Exchange Commission

June 11, 2013

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Very truly yours,

/s/ John P. Duke

John P. Duke

cc:	David Schlessinger Thomas Vellios Kenneth R. Bull Barry M. Abelson